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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Kopp Michael		Vascular Solutions, Inc. (VASC)
	(Last) (First) (Middle)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Year)
	2495 Xenium Lane North		12/31/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check One)
	Minneapolis MN 55441		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
	(City) (State) (Zip)		☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form Direct (D) Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
									Amount	¦ (A) or (D) ¦	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4, and 5)
											(A)	(D)

	Stock Option		$7.3125		1/22/01						10,000

	Stock Option		$2.37		4/16/02						10,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned —Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securites Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)
	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	1/22/11		Common Stock	10,000						D

	(1)	4/16/12		Common Stock	10,000				20,000		D

Explanation of Responses: (1) 100% fully vested.

/s/ Michael Kopp	2/11/03
**Signature of Reporting Person	Date

Power of Attorney:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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